Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,
	2008	2009	2010	2011	2012
Earnings:
Earnings from continuing operations before income taxes	$3,645	2,450	2,879	3,631	3,115
Fixed charges	351	362	398	370	373
Earnings, as defined	$3,996	2,812	3,277	4,001	3,488

Fixed Charges:
Interest Expense	$244	244	280	246	241
One-third of all rents	107	118	118	124	132
Total fixed charges	$351	362	398	370	373

Ratio of Earnings to Fixed Charges	11.4X	7.8X	8.2X	10.8X	9.4X